Exhibit 99.2

Santander Chile shareholders agree to purchase 51% of Santander Consumer Chile S.A.

●	Upon completion of the transaction, which is awaiting approval by the Financial Markets Commission, the Bank will consolidate the results of this subsidiary in its financial statements.

Tuesday, August 27, 2019. During this afternoon, at the Extraordinary Shareholders’ Meeting of Banco Santander Chile, the purchase of 51% of Santander Consumer Chile S.A. by the entity was approved. The Board agreed to a total purchase price of Ch$ 62,136 million for 51%, corresponding to Ch$ 59,063 million for 49% held by SKBergé and Ch$ 3,073 million for 2% held by Grupo Santander.

Santander Consumer Chile has the second largest portfolio of automobile loans in Chile, with Ch$ 407,000 million at the end of March 2019. More than 30,000 cars are financed each year in the national market.

Claudio Melandri, president of Banco Santander Chile, stressed during the shareholders’ meeting that “the automobile market in the country has stood out for strong growth, with the sale of cars expanding to double digits in the last four years.” He added that “this purchase will allow the Bank to enter this high-growth business with consistently positive financial results, which will allow us to expand with new alliances, businesses and customers.”

It is worth mentioning that in the context of this operation Santander Consumer Chile signed a renewable commercial agreement with SK Bergé for 10 years, through which it is the first financing option in the latter’s concessionaires.

Upon completion of the transaction, which is awaiting approval by the Financial Markets Commission, the Bank will consolidate the results of this subsidiary in its financial statements.

About Banco Santander Chile

Banco Santander Chile is the largest bank in Chile in terms of loans. As of June 30, 2019, we had total assets of Ch$42,031 billion (U.S.$ 62.0 billion), outstanding loans net of allowances for loan losses of Ch$30,289 billion (U.S.$ 44.6 billion), total deposits of Ch$22,032 billion (U.S.$ 32.5 billion) and equity of Ch$3,331 billion (U.S.$4.9 billion). Our BIS ratio at June 2019 was 13.1% with a core capital ratio of 10.4%. Our long-term credit risk ratings are A1 by Moody’s, A by Fitch, A by Standard and Poor’s and A+ by JCR.

CONTACT INFORMATION

Robert Moreno

Investor Relations

Banco Santander Chile

Bandera 140, Floor 20

Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Source: Banco Santander Chile